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Richard Horowitz

richard.horowitz@dechert.com +1 212 698 3525 Direct +1 212 698 0452 Fax

September 13, 2023

VIA EDGAR

Christina DiAngelo Fettig

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:      Ms. Christina DiAngelo Fettig

Re:	iDirect Private Markets Fund, File No. 811-22963 (the “Fund”)

(formerly, iCapital KKR Private Markets Fund)

Dear Ms. Fettig:

We are writing in response to comments you provided telephonically to Dechert LLP, counsel to the Fund, on August 14, 2023 with respect to the Fund’s prospectus included in its 486(b) filing on June 16, 2023 and annual reports filed on Forms N-CSR and N-CEN for the fiscal year ended March 31, 2023. On behalf of the Fund, we have summarized your comments below and provided the Fund’s responses immediately thereafter.

Form N-CEN

Comment 1:         The Staff notes that the “Internal Control Report” exhibit submitted with the Form N-CEN filing for the fiscal year ended March 31, 2021 was not signed by the independent registered public accounting firm. Please submit an amended filing on Form N-CEN and include a signed report from the independent registered public accounting firm as an exhibit to the amended filing.

Response: The Fund confirms that it will submit an amended filing on Form N-CEN via EDGAR and include a signed report from the independent registered public accounting firm as an exhibit to the amended filing.

Comment 2:        The Staff notes that disclosures that the Fund seeks to operate as a “non-diversified company” in its most recent annual report on Form N-CSR appear to contradict disclosures in the Fund’s registration statement on Form N-2 and the Fund’s annual report on Form N-CEN.

Response: The Fund’s Registration Statement on Form N-2 and annual report on Form N-CEN correctly identify the Fund as “diversified.” The March 2023 annual report on Form N-CSR incorrectly stated the Fund was “non-diversified,” which will be corrected in the March 31, 2024 annual report on Form N-CSR. An additional level of review will be added to the process prior to submission of Form N-CSR to avoid a recurrence of this issue going forward.

Comment 3:         Please confirm whether the Fund has entered into any unfunded commitments during the fiscal year ended March 31, 2023 and if so, check the box included in Question C.7.n.v of Form N-CEN.

Response: The Fund confirms that it has entered into unfunded commitments during the fiscal year ended March 31, 2023 and further confirms the appropriate box will be checked in its amended filing on Form N-CEN.

Comment 4:         The Fund’s response to Question D.1 indicates that it is listed on the NASDAQ exchange. Please confirm or revise this response.

Response: The March 2023 Form N-CEN incorrectly stated the Fund is listed on the NASDAQ exchange, which will be corrected in the amended Form N-CEN.

Comment 5:         The Staff notes that the Fund listed its market price in response to Question D.10. Please confirm or revise this response.

Response: The March 2023 Form N-CEN incorrectly listed a market price for the Fund, which will be corrected in the amended Form N-CEN.

Comment 6:         The Staff notes that Questions D.8 and D.9 state that the Fund’s management fee and net annual operating expense are 0.00900000 and 0.02350000, respectively. Please file an amendment to Form N-CEN and restate these figures as 0.90% and 2.35%, respectively.

Response: The disclosure has been revised accordingly. An additional level of review will be added to the process prior to submission of Form N-CEN to avoid a recurrence of this issue going forward.

Form N-CSR

Comment 7:         Please note that Form N-CSR was recently updated to include Items 4(i) and 4(j). Please ensure that these items are addressed in future filings and confirm in correspondence that no disclosure would be required in response to these items.

Response: The Fund confirms that neither Item 4(i) nor Item 4(j) of Form N-CSR is applicable to the Fund. Accordingly, no disclosure is required in response to those items. The Fund will ensure that these items are addressed in future filings, as applicable.

Comment 8:        The Staff notes that the accrual of audit fees listed in the Consolidated Statement of Assets and Liabilities is greater than the expense of audit fees in the Consolidated Statement of Operations for the year ended March 31, 2023. Please explain the discrepancy in correspondence and confirm that the Fund is current with its payment of audit fees.

Response: The Fund confirms that the Fund is current with its payment of audit and tax fees to Deloitte, both of which are presented through the ‘Audit Fees’ line item on the Consolidated Statement of Assets and Liabilities.  The discrepancy between these accruals and the amount presented in the ‘Audit and Tax Fees’ line item on the ‘Consolidated Statement of Operations’ was due to an immaterial difference in the Fund’s estimate for these fees which was used as the basis for the accrual, versus the actual payments that were made by the Fund for these services during the year ending March 31, 2023.

The fiscal year 2023 accrual was based off of the actual amounts paid during the prior fiscal year ended March 31, 2022 of $176,903 plus an additional estimated amount to account for an expected increase in Deloitte’s fees and the likelihood of additional tax work being needed during fiscal year 2023 due to a higher expected volume of Schedules K-1, which resulted in a combined audit and tax accrual for fiscal year 2023 of $189,320.  The audit and tax fees that were accrued by the Fund are in line with what was approved by the Fund’s Board of Trustees; however, it resulted in a difference of approximately $13,000 between the liability line item and the expense line.

As part of the Adviser’s monthly review of the Fund’s accounting reports, all balances reported in liability accounts are assessed for reasonableness and accruals are adjusted if and when needed, so audit and tax fee accruals are continually reviewed.  The Fund will update the description of this liability on the Consolidated Statement of Assets and Liabilities in future shareholder reports to include a reference to tax fees such that the new description matches the description of the related line item on the Consolidated Statement of Operations.

Comment 9:         The Staff notes that the Fund’s investments are valued using NAV as the practical expedient, which requires certain disclosures under FASB ASC Topic 820-10-50-6A. The Staff further notes that the table on page 17 of the Fund’s annual report on Form N-CSR for the fiscal year ended March 31, 2023 includes (1) “None” or “N/A” as the response for each item in the last four columns; and (2) the following footnote: “The information summarized in the table above represents the general terms for the specified asset class. Individual Investment Interests may have terms that are more or less restrictive than those terms indicated for the asset class as a whole. In addition, most Investment Interests have the flexibility, as provided for in their constituent documents, to modify and waive such terms.” Please explain how this table and footnote comply with FASB ASC Topic 820-10-50-6A as it relates to the redemption of Investment Interests.

Response: The referenced footnote was included in the Fund’s annual report on Form N-CSR consistent with the requirements of FASB ASC Topic 820-10-50-6A(d). FASB ASC Topic 820-10-50-6A(d) states that a reporting entity must disclose “[a] general description of the terms and conditions upon which the investor may redeem investments in the class (for example, quarterly redemption with 60 days’ notice).” The Fund’s Investment Interests are generally not redeemable; however, the Investment Interests’ governing documents may provide limited redemption rights under certain circumstances. To the extent that the Fund invests in redeemable Investment Interests that provide the Fund with redemption rights (for example, quarterly, semi-annually, or annually redemptions with 60 days’ notice), the Fund will include additional disclosure in future reports on Form N-CSR.

Comment 10:      The Staff notes that the Fund’s Trustees and Officers table beginning on page 28 contains a column for each individual’s “name, age and address.” However, the individuals’ ages are not included in the table. Please ensure that all appropriate information is included in future N-CSR filings.

Response: The disclosure will be revised accordingly on a going forward basis. An additional level of review will be added to the process prior to submission of Form N-CSR to avoid a recurrence of this issue going forward.

Comment 11:       The Staff notes that Item 4(e)(2) requires the percentage of services provided by the principal accountant for which pre-approval was waived. The Fund’s response to this item seems to indicate the amounts that were pre-approved (i.e., amounts that were not waived). Please ensure this response is properly addressed in future N-CSR filings.

Response: The disclosure will be revised accordingly on a going forward basis.

Comment 12:       In future Form N-CSR filings, please disclose the date of the information provided in response to Item 8(a)(1) and provide the disclosure required disclosure by Items 8(a)(2), 8(a)(3) or 8(a)(4) in future filings.

Response: The disclosure will be revised accordingly on a going forward basis. An additional level of review will be added to the process prior to submission of Form N-CSR to avoid a recurrence of this issue going forward.

Comment 13:       The Form N-CSR for the period ended March 31, 2023 refers to “the Registrant’s last fiscal half-year” for the disclosure related to Item 11(b) of Form N-CSR. Please utilize the exact language provided in Item 11(b) of Form N-CSR, which refers to “the period covered by this report” going forward.

Response: The disclosure will be revised accordingly on a going forward basis.

Comment 14:       Please explain in correspondence the Fund’s reasoning for including a consent in Item 13.

Response: The consent was inadvertently included.

Prospectus

Comment 15:      The Staff notes that the Fund may utilize a subsidiary to manage risks associated with the Fund’s tax status as a registered investment company under the Internal Revenue Code. Please consider whether risk disclosure related to the subsidiary should be included.

Response: The Fund believes that the current disclosure in its registration statement appropriately discloses its use of the subsidiary. Nevertheless, the Fund will consider adding additional disclosure in connection with its next annual update.

Comment 16:       Please explain in correspondence why footnote 5 to the Fund’s fee table on page 15 of the prospectus references the costs of reimbursing the Adviser for expense amounts previously borne by the Adviser on behalf of the Fund pursuant to the Expense Limitation and Reimbursement Agreement. It appears that the Fund did not reimburse the Adviser for any such expenses during the fiscal year ended March 31, 2023.

Response: The Fund notes that footnote 5 to the Fund’s fee table references the costs of reimbursing the Adviser for expense amounts previously borne by the Adviser on behalf of the Fund pursuant to the Expense Limitation and Reimbursement Agreement because the Fund may incur such expenses. The Fund confirms that it did not reimburse the Adviser for any such expenses during the fiscal year ended March 31, 2023. The Fund will remove the aforementioned reference from the footnote in connection with the Fund’s next annual update if the fee table does not reflect any such expenses.

Comment 17:      Please supplementally explain why the Fund excludes income tax expenses, as referenced in footnote 6 to the Fund’s fee table on page 15 of the prospectus.

Response: The Fund notes that expected tax expenses would ordinarily be included in the “Other Expenses” line item in the fee table pursuant to Instruction 9 of Item 3 of Form N-2. Instruction 6 to Item 3 of Form N-2 states that “‘Other Expenses’ should be estimated and stated (after any expense reimbursement or waiver) as a percentage of net asset value attributable to common shares.” Given that such tax expenses are highly variable year over year and do not recur in predictable amounts, the Fund did not have a reliable basis for estimating such expenses. Accordingly, the Fund has included relevant disclosure in footnote 6. Nevertheless, the Fund will include expected tax expenses in the “Other Expenses” line item in the fee table in connection with the Fund’s next annual update.

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Should you have any questions or comments, please contact the undersigned at (212) 698-3525.

Sincerely,

/s/ Richard Horowitz
Richard Horowitz